December 20, 2005
VIA EDGAR TRANSMISSION AND HAND DELIVERY
Ms. Michele Gohlke
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SMART Modular Technologies (WWH), Inc.
Amendment No. 2 to Registration Statement on Form S-1
Registration No. 333-129134
Dear Ms. Gohlke:
     Reference is made to the comments received from the Staff of the Securities and Exchange Commission (the “SEC” or the “Staff”) by letters dated November 17 and December 13, 2005 (the “Comment Letters”) with respect to the above referenced Registration Statement “Registration Statement”) of SMART Modular Technologies (WWH), Inc. (the “Company”) and Amendment No. 1 thereto, respectively.
     On behalf of the Company, I am writing to respond to the Comment Letters and to indicate the changes that have been made in Amendment No. 2 to the Registration Statement (the “Amendment”) that is being filed by the Company with the SEC today. The numbered paragraphs below correspond to the headings and numbers set forth in the Comment Letters, the text of which is copied below in italics for your reference. Unless defined herein, capitalized terms have the meanings ascribed to them in the Registration Statement.
Comment Letter dated November 17, 2005
General
1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes a bona fide estimate of the range of the maximum offering price and the maximum number of securities offered.
     The Company advises the Staff that its prospective underwriters’ bona fide estimate of the range at which the initial public offering will price is expected to be between $10.00 and $12.00 per share. The Company currently intends to include this information in its next amendment to the Registration Statement. The Company hereby confirms that any preliminary prospectus it circulates will include all non-Rule 430A information, including a bona fide estimate of the range of the maximum offering price and the maximum number of securities offered.

2.	Please provide us with copies of any graphics you intend to use in your prospectus or confirm that you do not intend to use any graphics.
     The Company has attached the graphics it intends to use in its prospectus as Exhibit A hereto.
Underwriting, page 83
49. Please describe to us the procedures for the electronic offer, sale and distribution of the shares and identify the underwriters who may engage in such a distribution. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.
Also, in your discussion of the procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular:
•	the communications used;
•	the availability of the preliminary prospectus;
•	the manner of conducting the distribution and sale, like the use of indications of interest or conditional offers; and
•	the funding of an account and payment of the purchase price.
Finally, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any arrangements like this, promptly supplement your response.
     The Company has been advised that joint book-running managers, Citigroup Global Markets Inc. (“Citigroup”), J.P. Morgan Securities Inc. (“JPMorgan”) and Lehman Brothers Inc. do not intend to engage in any electronic offer, sale or distribution of the shares in the United States or to U.S. persons on any electronic distribution website or platform in connection with this offering, except to the extent provided below.

     Citigroup intends to use the i-Deal Prospectus Delivery System (“i-Deal”) as a complementary distribution method to deliver preliminary prospectus materials to institutional clients for this offering. Citigroup intends to use this system to complement its process for hard copy delivery of preliminary prospectus information only. Citigroup currently intends to use i-Deal for the distribution to institutional clients of (i) the preliminary prospectus, (ii) any subsequent preliminary prospectus included in any pre-effective amendment, (iii) any preliminary prospectus distributed in connection with any required recirculation, (iv) any supplement or sticker to a preliminary prospectus and (v) any free writing prospectus.
     As a convenience, JPMorgan may transmit an electronic version of the preliminary prospectus by email to clients upon their individual requests. However, JPMorgan will not rely upon any such requested electronic deliveries to satisfy its prospectus delivery requirements.
     It is also possible that an electronic prospectus may be posted online by any member of the underwriting syndicate. Citigroup has advised the Company that none of the agreements Citigroup has with the other underwriters contractually limits the ability of those underwriters to make an Internet posting. Citigroup has also advised the Company that it does not know which, if any, members of the syndicate may place a prospectus online or how they might choose to do so. The joint book-running managers currently know only who may be invited to join the syndicate and will not know the final composition of the syndicate or the allocation of shares until after the Registration Statement is declared effective.
     Consistent with this procedure, the following language has been included in the “Underwriting” section of the prospectus:
A prospectus in electronic format may be made available by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.
     The Company has been advised by Citigroup that each member of the syndicate of this offering will be an established firm, a registered broker/dealer and an NASD member. However,

due to the nature of the syndicate process, the final syndicate list and allocations of shares will not be made until the day of pricing. Shortly after the Registration Statement is declared effective, pricing information is determined and communicated to those firms that have expressed an interest in becoming syndicate members. After a relatively short period, in which these invitees can decline to participate in the syndicate on the negotiated terms, the final syndicate is established and allocations of shares are made. Prior to that time, Citigroup knows only who has been invited to join the syndicate, but not the final composition of the syndicate or the allocation of the shares. Therefore, Citigroup does not have an opportunity to make inquiry of the individual firms that will ultimately comprise the syndicate until after the relevance of their plans, if any, for Internet distribution have been mooted by the declaration of effectiveness of the Registration Statement.
     To address the Staff’s concerns, Citigroup will include in a communication to the syndicate the following:
You may not make an online distribution of ordinary shares of SMART Modular Technologies (WWH), Inc. unless you are following procedures for online distributions previously cleared with the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (i) you are not making an online distribution or (ii) you are following procedures for online distributions previously cleared with the Securities and Exchange Commission and those procedures have not changed.
     Given the responsibility of each broker/dealer to comply with all applicable SEC and NASD rules and given the representations that will be received by Citigroup that syndicate members will so comply, there would not appear to be a regulatory need to make the joint book-running managers responsible for the Internet activities of other syndicate members. Joint book-running managers have not traditionally been viewed as responsible for the paper delivery activities of their syndicate members, and thus by analogy, it would seem unnecessary and inappropriate with respect to online distribution activities.
     Further, the Company supplementally advises the Staff that any Internet roadshow(s) will be conducted in accordance with the procedures established by Rule 433, including subsection (b)(8) thereof. Neither the Company nor any of the underwriters have any arrangements with a third-party to host or access the preliminary prospectus on the Internet, other than (i) as described above regarding Citigroup’s use of i-Deal, and (ii) in connection with plans to conduct an Internet roadshow(s) through Net Roadshow, Inc. (www.netroadshow.com). While Citigroup has contracted with Net Roadshow, Inc. to host the Company’s roadshow on the Internet, the purpose of such contract is not specifically to host or access the preliminary prospectus. The primary purpose of the Internet roadshow(s) is to provide access to the roadshow to institutional and retail customers who may not attend roadshow meetings in person. As part of the electronic roadshow process, an electronic version of the preliminary prospectus (identical to the copy filed with the SEC and distributed to live attendees) will be made available on the web site.

Comment Letter dated December 13, 2005
Our Principal Investors, page 2
1.	We note your response to prior comment 3 and your revised disclosure. Please revise to disclose the percentage of the beneficial ownership of your principal investors upon completion of the offering and that the shareholder’s agreement with those investors will remain in effect.
The Company has revised its disclosure as requested.
Use of Proceeds, page 25
2.	We note your revised disclosure in the last paragraph. Please indicate that the Series A redeemable preferred shares redeemed were held by Modular, L.L.C. which is principally owned by Texas Pacific Group, Francisco Partners and Shah Capital Partners.
The Company has revised its disclosure as requested.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30
Impact of Change to a Service Agreement on Net Revenue Reporting, page 32
3.	Please refer to our prior comments 14 and 58. It is unclear from your response how the significant terms of your contract with your largest customer prior to April 2004 was different from other customers that allowed you to record the revenue on a gross basis. Please tell us in detail your basis for recording the revenue from this customer on a gross basis for the predecessor entity. Also, revise footnote 1(f) to disclose the revenue recognition policy of the predecessor and successor entity separately.
     The Company respectfully advises the Staff that each of the service contracts with its customers has different terms and conditions and generally relates to the handling of components and/or products as well as certain logistics services. Each contract is reviewed against the indicators discussed in EITF No. 99-19 to determine the appropriate presentation in the statement of operations.
     Prior to the changes to the contract related to the kitting services provided to the Company’s largest customer, the Company recorded revenue for the contract on a gross basis because the indicators, as described in EITF Nos. 99-19, for a gross presentation outweighed those for a net presentation.
     Specifically, the indicators for a net presentation were that the Company (i) generally received a flat fee for the service, (ii) had little to no latitude in setting the price and (iii) had no discretion in supplier selection.

     The indicators for the gross method were that the Company (i) took title for the products and then resold them to its customers, (ii) was the primary obligor in the sales arrangements, (iii) had credit risk in the arrangement and (iv) had general inventory risk if it ordered products pursuant to a customer demand forecast and the customer cancelled the order or changed its demand forecast. In the case of (iv), the Company would request that the customer purchase the products, but the customer had no legal obligation to do so.
     Based on these indicators and the contractual terms and conditions in effect, the Company determined that the factors indicating a “gross” presentation outweighed the factors indicating a “net” presentation prior to the April 2004 contract amendment and that a “gross” presentation of revenue was appropriate as required by EITF 99-19.
     The Company’s policy with respect to revenue recognition has not changed from that of the predecessor as the nature of the operations of the business has not changed. As discussed above, there was one contract whose terms changed in April 2004 which caused the contract to be accounted for on a “net” basis after April 2004 as opposed to a “gross” basis before April 2004. The Company respectfully submits that further revision to footnote 1(f) would not be helpful to investors.
4.	Also, please include a discussion of the changes in the significant terms of the contract that were made in April 2004. For example, please clarify for the investor what you mean by “inventory risk.”
The Company has revised its disclosure as requested.
Basis of Presentation, page 32
5.	Please refer to our prior comments 15 and 19. We note your presentation of the combined financial results for 2004 which includes the predecessor business for the period from September 1, 2003 through April 16, 2004 and the successor business for the period April 17, 2004 to August 31, 2004. In combining these operating results, service revenue is primarily reflected on a gross basis for the predecessor business and on a net basis for the successor entity making it difficult to discuss comparisons of the line item cost of sales. Also, it is difficult to compare the gross profit, as a percentage, for all periods being compared. Your MD&A presentation should enable you to discuss the significant changes in your operating results for the periods being compared so investors have a clear understanding of your results. In this regard, please revise your presentation and include a meaningful discussion of the significant changes in your income statement line cost of sales and gross profit for the periods being compared.
The Company has revised its disclosure as requested.
6.	Please refer to our prior comment 16. You indicate that the combined financial statements reflect the application of allocation policies adopted by Solectron and SMART for various corporate overhead costs and activities. To the extent you refer to allocation of costs here and in footnote 1(b), provide an explanation of the allocation method used. Refer to SAB Topic 1-B.

The Company has revised its disclosure as requested.
Recent Accounting Pronouncements, page 44
7.	Please refer to our prior comment 22. It appears that SFAS 123R is effective for the first interim or annual reporting period beginning after the entity becomes a public entity. A non-public entity that meets the definition of a public entity in Statement 123R is defined in paragraph B257. It would appear that SFAS 123R would be effective for you with your annual period beginning on September 1, 2006. Under the Commission’s amendment, registrants are permitted, but not required, to comply with SFAS 123R for periods before the effective date of the Commission’s new rule. If you have elected to adopt the provisions of SFAS 123R beginning in the first interim period on September 1, 2005 please provide the following SAB 74 disclosures:
•	Describe the new standard, required date of adoption, and date entity plans to adopt (if earlier)
•	Discuss methods of adoption allowed and method expected to be used by entity
•	Discuss impact the standard is expected to have on financial statements
•	Consider disclosure of other significant impacts of new standard, for example, changes in business practices
•	Refer to our Release 33-8568, Amendment to Rule 4-01(a) of Regulation S-X Regarding the Compliance Date for SFAS 123R, Share-Based Payment.
Refer to our Release 33-8568, Amendment to Rule 4-01(a) of Regulation S-X Regarding the Compliance Date for SFAS 123R, Share-Based Payment.
The Company has revised its disclosure as requested.
Business, page 45
Memory Modules, page 47
8.	We note your response to prior comment 25. Please briefly disclose why you believe that the growth rate in the number of units for the worldwide DRAM memory market and for OEM demand are the relevant metrics for your investors.
     The Company has revised its disclosure as requested. The Company also draws the Staff’s attention to the numerical revisions to the disclosure on the iSuppli market data relating to the growth and projected growth of the worldwide DRAM and OEM memory module market. The revised market data is based on iSuppli’s most recent industry report, which is attached hereto as Exhibit B. The Company advises the Staff that iSuppli has consented to the Company’s use of its name and such data in the Registration Statement. Further, the Company advises the Staff that this industry report by iSuppli was not commissioned by the Company or any of its affiliates and was not prepared specifically for the Company’s use.

Product-Related Logistics and Services, page 55
9.	Please briefly disclose the substance of your response to prior comment 29. Also, expand your disclosure on page 37 to discuss the change in revenue from the services.
The Company has revised its disclosure as requested.
Customers, page 56
10.	We note your response to prior comment 30. Please file the complete agreement. For example, we note that you did not file Exhibits A and B and Annex 1 to Exhibit 10.13.
     The Company advises the Staff that the agreements filed as Exhibit 10.14 and 10.15 are complete. The Company has refiled Exhibit 10.13 as requested with Annex 1 and Exhibits H, J, and L attached as requested. The Company advises the Staff that Exhibits A, B, C, E, F, G and I to Exhibit 10.13 have been superseded by those attached to Exhibit 10.14 and therefore respectfully submits that it would not be appropriate to file such Exhibits. The Company respectfully advises the Staff that although Exhibit D is referenced in Exhibit 10.13, Exhibits D and K do not actually exist and therefore neither can be filed.
Differences in Corporate Law, page 77
11.	We note your response to prior comment 44. Please continue to enhance your disclosure to include a more complete comparison of all material differences between shareholder rights and protections that are available under Cayman Islands law and Delaware law.
The Company has revised its disclosure as requested.
Financial Statements
Note 1 — Summary of Significant Accounting Policies, page F-7
(c) Acquisition of Businesses, page F-8
12.	Please refer to prior comment 55. Revise to indicate for the reader how the proceeds received from the issuance of preferred stock to Modular LLC were used.
The Company has revised its disclosure as requested.
(i) Inventories, page F- 10
13.	Please refer to our prior comment 59. You state that non-current inventory consisted of flash integrated circuits that pertain to a particular program for a specific customer. We further note you concluded that the parts would not be consumed within one year from August 31, 2005. Tell us in detail how you considered the impact of advancements in technology in evaluating this inventory for obsolescence.

     The Company respectfully refers the Staff to its response to Comment No. 59 in the November 17, 2005 Comment Letter. As noted in such response, the Company purchased the referenced inventory in response to a customer’s specific program. Since the inventory in question is comprised of component parts that relate to a specific customer and a specific program, technology advancements affect our customer more directly than they affect us. The Company has much less control than the customer over the potential impacts of technology and the ultimate disposition of the parts inventory. For instance, our customer can introduce new products in response to competitive conditions while the Company is not able to do so, but rather is dependent on the consequences of the customer’s actions. Therefore, the Company is primarily concerned with customer demand and forecasts in evaluating potential obsolescence for this inventory, rather than the impact of advancements in technology.
Note 2 — Related Party Information, page F-16
14.	Please refer to our prior comment 60. Tell us and disclose the terms of the financing arrangements with Solectron. Also, clarify to us why interest was not charged in 2004 to Solectron and how you have considered the guidance in Question 4 of SAB Topic 1-B.
     The Company has considered the guidance in Question 4 of SAB Topic 1-B and advises the Staff that, effective February 2003, Solectron modified its policy and ceased paying interest on advances made by its subsidiaries. The average monthly outstanding balance of advances by SMART Modular to Solectron was approximately $249.2 million, $251.3 million and $140.4 million for the period from September 1, 2002 through January 31, 2003, the period from February 1 through August 31, 2003 and the period from September 1, 2003 through April 16, 2004, respectively. The Company has revised its disclosure to reflect the foregoing.

     Thank you very much for your prompt attention to this filing. If you have, or any other member of the Staff has, any further questions or comments concerning the foregoing responses or the Amendment, please contact Alan Denenberg at (650) 752-2004 or Michael Nordtvedt at (650) 752-2043.

Yours very truly,
By:	/s/ Jack A. Pacheco
Vice President
and Chief Financial Officer

cc:	Alan Denenberg Michael Nordtvedt Davis Polk & Wardwell

William Brentani Deanna Chechile Simpson Thacher & Bartlett LLP

Neil Miotto Padraic S. Kelly KPMG LLP